March 30, 2015

Re:	TransUnion
Registration Statement on Form S-1

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

On behalf of TransUnion, a Delaware corporation, we hereby submit by direct electronic transmission for filing under the Securities Act of 1933, as amended (the “Securities Act”), a Registration Statement on Form S-1 relating to TransUnion’s proposed offering of its common stock.

The filing fee in the amount of $11,620.00 has been deposited by wire transfer of same-day funds to the Securities and Exchange Commission’s account at U.S. Bank in St. Louis, Missouri on March 24, 2015, as required by Rule 111 of the Securities Act.

Please do not hesitate to contact me at (212) 455-2812 with any questions you may have regarding this filing. Please send any correspondence to John W. Blenke, Executive Vice President, Corporate General Counsel and Corporate Secretary of TransUnion (jblenke@transunion.com) and me (rfenyes@stblaw.com).

Very truly yours,

/s/  Richard A. Fenyes

      Richard A. Fenyes